                                                                    Exhibit 99.3

[BALDWIN LETTERHEAD]
                                                          NEWS RELEASE


CONTACTS:         Perry Schwartz - CFO            Ken DiPaola or Joel Pomerantz
                  Baldwin Piano                   The Dilenschneider Group, Inc.
                  (513) 576-4518                  (212) 922-0900



                   BALDWIN PIANO REPORTS FIRST QUARTER RESULTS

                     TOTAL SALES UP 16%; MUSIC SALES UP 8%;
                        CONTRACT ELECTRONICS SALES UP 32%


         LOVELAND, OH, April 21, 1998 -- Baldwin Piano and Organ Company (NASDAQ:BPAO) today announced results for the first quarter ended March 31, 1998.

         First quarter sales grew 16 percent to $31.7 million, up from $27.3 million a year ago. First quarter net earnings rose to $370,000, or 11 cents per share, versus last year's $246,000, or 7 cents per share. However, in the first quarter of 1997, earnings from ongoing operations were $358,000, or 10 cents per share.

         Due to the phase out of consignment in the second half of 1997, gross profit in first quarter 1998 was $320,000 less than it would have been with consignment. In addition, first quarter operating performance was also negatively impacted by FAS-125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. FAS-125 increased current net earnings 4 cents per share, compared with an increase of 6 cents per share a year ago.

         Karen L. Hendricks, Chairman, President and Chief Executive Officer of Baldwin said, "Phasing out consignment sales reduced interest expense and made our sales force more productive, reflected, in part, in the first quarter's sales increase. The phase-out program is almost cost neutral but, has important longer term benefits to the business."

                                     -more-

         Ms. Hendricks continued: "Over the past 18 months, we put a strategic plan in place to turn Baldwin around and generate profitable growth. This plan is working and all three of our businesses are progressing on schedule.

         "Continued strong demand for pianos drove sales up 8 percent, with acoustic sales up and digital music sales down slightly. Baldwin's line of grand pianos showed the greatest sales increase. In addition, more than 10 percent of all grand pianos sold in the first quarter included our ConcertMaster computerized player system.

         "Contract electronics sales also continued the strong pace set in the fourth quarter with first quarter sales up 32 percent to $10.7 million up from $8.1 million during the same period last year. New business represented 70 percent of the increase. The success of Contract Electronics' strategy is based on the division's ability to develop a powerful base of core customers, generate new business in select niches, and leverage the Baldwin name and reputation for high quality and excellent customer service.

         "Baldwin's retail financing businesses, also experienced gains in the first quarter. Reported first quarter revenue was $2.2 million, a 5 percent gain, up from $2.1 million in the first quarter of 1997. However, without the impact of FAS-125, revenue growth was 11 percent."

         Ms. Hendricks continued, "We are optimistic that our three businesses will show greater gains in profitability during the balance of 1998. She added that continued implementation of Baldwin's strategic plan will require a further increase in capital expenditures. She said, "For a 12 to 18 month period, we have a major opportunity to fund several important projects that will produce superior returns and significantly enhance our future competitiveness and profitability." While we expect capital expenditures of between $7 to $10 million over the next year or so, this should not be viewed as a trend but as a one-time investment in Baldwin's future."

                                     -more-

         Baldwin Piano & Organ Company has marketed keyboard musical products for 136 years and has been providing consumer financing for the keyboard industry for nearly a century. Baldwin, maker of America's best selling pianos, also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.

                                      # # #

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.


            (Condensed Earnings Statement and Balance Sheet Attached)

                 BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
                        CONSOLIDATED SUMMARY OF EARNINGS
                  (IN THOUSANDS, EXCEPT NET EARNINGS PER SHARE)

                                                           THREE MONTHS ENDED
                                                              MARCH  31,
                                                      ---------------------------
                                                        1998              1997
                                                      ---------         ---------

Net sales                                             $  31,687         $  27,309
Cost of goods sold                                       26,373            22,533
                                                      ---------         ---------
  Gross profit                                            5,314             4,776

Interest income on installment receivables                2,234             2,126
Other operating income, net                                 417               734
Selling, general and administrative (1)                  (6,782)           (6,456)
Interest expense                                           (585)             (796)
                                                      ---------         ---------
  Earnings before income taxes                              598               384
Income taxes                                                228               138
                                                      ---------         ---------
 Net earnings (1)                                     $     370         $     246
                                                      =========         =========

Basic earnings per share                              $    0.11         $    0.07
                                                      =========         =========
Diluted earnings per share                            $    0.11         $    0.07
                                                      =========         =========
Average number of
    shares outstanding                                    3,445             3,425
                                                      =========         =========
Diluted number of shares outstanding                      3,520             3,472
                                                      =========         =========


                       CONSOLIDATED SUMMARY BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               MARCH 31,
                                                        1998               1997
                                                      ----------        ---------


Assets
  Receivables, net                                    $  23,970         $  15,590
  Inventories                                            42,252            53,740
  Other current assets                                    6,458             8,423
                                                      ---------         ---------
    Total current assets                                 72,680            77,753

Installment receivables, less current portion            15,505            12,071
Property, plant and equipment, net                       21,391            16,478
Other assets                                             12,214             7,866
                                                      ---------         ---------
   Total assets                                       $ 121,790         $ 114,168
                                                      =========         =========

Liabilities and Shareholders' Equity
  Current portion of long-term debt                   $   3,125         $  35,588
  Other liabilities                                      15,954            12,508
                                                      ---------         ---------
    Total current liabilities                            19,079            48,096

  Long-term debt, less current portion                   35,027             3,125
  Other liabilities                                       6,475             6,426
  Shareholders' equity                                   61,209            56,521
                                                      ---------         ---------
    Total liabilities and shareholders' equity        $ 121,790         $ 114,168
                                                      =========         =========

(1) Prior year S,G&A expense included one time expenses of $180,000 for a proxy defense. The expense (and associated tax impact) reduced reported net earnings by 3 cents per share for the first quarter of 1997.